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                           August 21, 2020

       Richard Pascoe
       Chief Executive Officer and President
       Histogen Inc.
       10655 Sorrento Valley Road, Suite 200
       San Diego, CA 92121

                                                        Re: Histogen Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 17,
2020
                                                            File No. 333-248074

       Dear Mr. Pascoe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Larry W. Nishnick, Esq.